Exhibit 99.20

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

Date: May 19, 2021

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

This management’s discussion and analysis (“MD&A”) reports on the operating results and financial condition of Austpro Energy Corporation for the nine months ended March 31, 2021 and is prepared as at May 19, 2021. Throughout this MD&A, unless otherwise specified, “Austpro”, “Company”, “we”, “us” and “our” refer to Austpro Energy Corporation. This MD&A should be read in conjunction with the Company’s audited financial statements (“Financial Statements”) for the year ended June 30, 2020 and the notes thereto which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), together with the unaudited condensed interim financial statements as at and for the nine months ended March 31, 2021 and 2020, which were prepared in accordance with IFRS and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (collectively referred to as the “Financial Statements”). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

APPROVAL

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A, and these Financial Statements together with the other financial information included in this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in this MD&A. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing. The Board of Directors has approved the Financial Statements and MD&A, as well as ensured that management has discharged its financial responsibilities as at May 19, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include but are not limited to statements concerning:

•	The Company’s success at completing future financings
•	The Company’s strategies and objectives
•	General business and economic conditions
•	The Company’s ability to meet its financial obligations as they become due
•	The Company’s ability to identify, successfully negotiate and/or finance an acquisition of a new business opportunity
•	The positive cash flows and financial viability of new business opportunities
•	The Company’s ability to manage growth with respect to a new business opportunity
•	The Company’s tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in or implied by these forward-looking statements. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of the Company should not place undue reliance on these forward-looking statements.

DESCRIPTION OF COMPANY

Austpro is a public company and its shares are listed on the NEX Board of the TSX Venture Exchange (TSXV: AUS.H). The Company was incorporated under the Business Corporations Act (British Columbia) on November 1, 1990. The Company’s head office is located 1600 – 609 Granville Street, Vancouver, B.C. V7Y 1C3 and its registered and records office is located at 2200 - 885 West Georgia Street, Vancouver,

B.C. V6C 3E8.

The Company has no sources of revenue and its primary operation is the identification, and evaluation of a new business opportunity for the purpose of acquisition or participation. The Company currently has insufficient liquidity to meet its operational requirements for the next fiscal year, and its continued operations are dependent upon its ability to identify, evaluate and successfully negotiate an agreement to acquire an interest in a sustainable/viable business operation. Any acquisition proposed by the Company may be subject to shareholder and regulatory approval. There is no assurance that the Company will identify a business or asset that warrants acquisition or participation, and/or will be able to obtain the financing necessary to support a new business acquisition. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. To date, COVID-19 has not had a material adverse impact on the Company.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

OUTLOOK

The Company is currently focused on seeking new business opportunities to either acquire or within which to participate.

PROPOSED TRANSACTION

On April 15, 2021, Austpro entered into a binding letter of intent dated (the “Letter of Intent”) with DeFi Ventures Inc. (“DeFi”), a private company incorporated pursuant to the laws of British Columbia on January 30, 2021. DeFi’s principal focus is the streamlining of access to the assets and protocols of decentralized finance. The Letter of Intent outlines the proposed terms and conditions pursuant to which Austpro and DeFi will effect a business combination that will result in a reverse takeover of Austpro by the securityholders of DeFi (the “Acquisition”).

The Acquisition will be completed through a definitive agreement (the “Definitive Agreement”) and will be structured as an amalgamation, arrangement, takeover bid, share purchase or other similar form of transaction or a series of transactions that have a similar effect with Austpro acquiring all securities of DeFi, and DeFi securityholders becoming securityholders of the Company.

In connection with the Acquisition, the Company will: (i) change its name to Wonder Digital Inc.; (ii) consolidate its outstanding shares on a 8.727 old for 1 new basis (the “Consolidation”); and (iii) cancel all currently issued and outstanding convertible securities. Under the terms of the Acquisition, shareholders of DeFi will be issued post-consolidation common shares of Austpro in exchange for DeFi common shares on a 1 for 1 basis. The Acquisition will also provide that all outstanding options to purchase DeFi common shares shall be exchanged for economically equivalent securities of the Resulting Issuer (as defined below).

In connection with the Acquisition, DeFi intends to complete a brokered private placement (the “DeFi Financing”) of subscription receipts (the “Subscription Receipts”), to raise $15,000,000 at a price of $1.00 per Subscription Receipt.

On closing of the Acquisition, each Subscription Receipt will ultimately be exercised for one post Consolidation common share (a “Resulting Issuer Share”) of the issuer resulting from completion of the Acquisition (the “Resulting Issuer”). A corporate finance fee of $50,000, and commissions of up to 7% cash and 7% broker’s warrants will be payable in connection with the DeFi Financing. Each broker warrant will be exercisable to acquire one Resulting Issuer Share at an exercise price of $1.00 per share for a period of 24 months from closing of the Acquisition.

Completion of the Acquisition is subject to a number of conditions, including completion of the DeFi Financing, receipt of all necessary shareholder and regulatory approvals, the execution of related transaction documents including the Definitive Agreement, approval of the TSXV for the delisting of the common shares of Austpro from the NEX board of the TSXV, and conditional approval of the NEO Exchange for the listing of the Resulting Shares following completion of the Acquisition. There can be no assurance that the Acquisition will be completed as proposed or at all.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

SELECTED ANNUAL INFORMATION1

Annual information for the last three years is outlined below:

	For the years ended June 30,
	2020	2019	2018
Revenue	$-	$-	$-
Income (loss) and comprehensive income (loss):
(i) Total for the year	$(153,750)	$(392,976)	$29,177
(ii) Per share - basic and diluted[2]	$(0.01)	$(0.04)	$0.01

Total assets	$30,219	$116,912	$9,884
Total liabilities	$86,735	$19,678	$131,169

1 Audited financial information prepared in accordance with International Financial Reporting Standards (“IFRS”)

2 Per share information has been retroactively adjusted to reflect the November 29, 2018 4 old common shares for 1 new common share consolidation

The Company has no active business and therefore no sales revenue in each of the fiscal years ended June 30, 2020, 2019 and 2018. In each fiscal year, the Company incurred rent, office costs, transfer agent and regulatory costs, and accounting and legal costs. The Company was inactive during these three fiscal years and the costs incurred were to maintain the Company as a publicly listed company. The income in 2018 related to gains on the write-off of certain accounts payable.

SELECTED QUARTERLY INFORMATION1

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters:

	3rd Quarter Ended March 31, 2021	2nd Quarter Ended December 31, 2020	1st Quarter Ended September 30, 2020	4th Quarter Ended June 30, 2020
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(32,171)	$(38,601)	$(38,377)	$(32,335)
(c) Basic/diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	3rd Quarter Ended March 31, 2020	2nd Quarter Ended December 31, 2019	1st Quarter Ended September 30, 2019	4th Quarter Ended June 30, 2019
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(38,720)	$(50,016)	$(32,679)	$(920)
(c) Basic/diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

1       Unaudited financial information prepared in accordance with IFRS

AUSTPRO ENERGY CORPORATION INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2021

The operating results for periods detailed in the table above largely reflect the on-going costs of maintaining a public company.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021

The following is an analysis of the Company’s operating results for the three and nine months ended March 31, 2021 and includes a comparison against the three and nine months ended March 31, 2020.

Finance expense for the three and nine months ended March 31, 2021 was $392 and $1,128, respectively, compared to $nil for the same periods in the previous year. Finance expense in the current periods represents accrued interest on the Note (see Liquidity and Capital Resources section).

General & administrative expenses for the three and nine months ended March 31, 2021 were $18 and $554, respectively, compared to $18 and $715, respectively, for the same periods in the previous year. The results are reflective of the Company’s current minimal operating cost requirements.

Professional fees for the three and nine months ended March 31, 2021 were $24,546 and $82,566, respectively, compared to $28,838 and $93,073, respectively, for the same periods in the previous year. The fees relate to audit and legal fees, and to an accounting and administrative services contract entered into by the Company in October 2018.

Rent expense for the three and nine months ended March 31, 2021 was $6,000 and $18,000, respectively, compared to $6,000 and $17,736, respectively, for the same periods in the previous year.

Transfer agent and filing fees for the three and nine months ended March 31, 2021 were $1,215 and $6,901, respectively, compared to $3,864 and $9,891, respectively, for the same periods in the previous year. These are fees for maintaining a public company.

Net loss and comprehensive loss for the period

As a result of the above activities, the Company experienced a loss and comprehensive loss for the three and nine months ended March 31, 2021 of $32,171 and $109,149, respectively, compared to $38,720 and $121,415, respectively, for the same periods in the previous year.

RISKS AND UNCERTAINTIES

Strategic Risk

The Company presently does not own any properties, business or other related assets of merit and its principal business activity is the identification and evaluation of a new investment and acquisition opportunity. The risks that are inherent to this strategy include, but are not limited to, the ability to identify and acquire worthwhile opportunities, the ability to retain staff and management in order to pursue these opportunities, and the ability to raise the capital necessary to fund these projects. There is no guarantee that the Company will be able to complete an acquisition of or investment in a new business opportunity. If an acquisition of or the participation in corporations, properties, assets or businesses is identified, the Company may find that even if the terms of an acquisition or participation are economic, it may not be able to finance such acquisition or participation and additional funds will be required to enable the Company to pursue such an initiative. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. The Company will be competing with other companies, many of which will have far greater resources and experience than the Company. No assurance can be given that the Company will be successful in raising the funds required for an acquisition.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

Lack of Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends from the Company will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence of Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. These personnel will be central to the Company’s ability to locate and develop business opportunities.

Lack of Trading

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of companies on the NEX Board of the TSX Venture Exchange are often volatile. Factors such as announcements of financial results, and other factors could have a significant effect on the price of the Company’s shares.

LIQUIDITY AND CAPITAL RESOURCES

The Company defines capital as consisting of shareholder’s deficiency (comprised of issued share capital, share-based payment reserve and deficit). The Company’s objectives when managing capital are to support the identification and acquisition of a new business opportunity and thus the creation of shareholder value as well as to ensure that the Company is able to meet its financial obligations as they become due.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at March 31, 2021, the Company does not have any long-term debt outstanding and is not subject to any externally imposed capital requirements or debt covenants. There was no change to the Company’s approach to capital management during the period ended March 31, 2021.

The Company currently has no assets of merit and no material sources of revenue; consequently, the Company remains dependent upon the financial support of its shareholders. The Company has a history of losses and has a shareholders’ deficiency. The future success of the Company is dependent on the identification and successful negotiation/acquisition of a sustainable/viable business operation together with the ability to finance the necessary funding, at agreeable terms, to support a business acquisition. As at March 31, 2021, the Company had an accumulated deficit of $4,302,402 (June 30, 2020 - $4,193,253). The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has no material revenue producing assets; consequently, the Company has historically financed its operations and met its capital requirements primarily through related party debt, and the sale of share capital by way of private placements.

For the period ended March 31, 2021, the Company had an opening cash position of $13,864 (2020 - $102,402). During the period ended March 31, 2021, operating activities expended $162,523 of the Company’s cash as compared to $85,603 in the previous year’s period. During the nine-month period ended March 31, 2021, the Company borrowed $60,000 from The Emprise Special Opportunities Fund (2017) Limited Partnership (“Emprise LP 2017”), a related party, to fund working capital requirements through the issuance of a promissory note (the “Note”). The Note accrues interest at a simple rate of 12% per annum and is due on demand. The Note is unsecured. On October 23, 2020, $40,788 in principle and accrued interest was repaid.

As of March 31, 2021, the total principal balance of the Note with accrued interest is $19,604 (June 30, 2020 - $nil).

In October 2020, the Company completed a private placement and issued 1,100,000 units of the Company at a price of $0.12 per unit (the “Units”) for proceeds of $132,000. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The capital raised was used to pay down debt of the Company.

As a result of the above cash flow activities, at March 31, 2021, the Company had a cash balance of $2,553 (June 30, 2020: $13,864).

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

The Company has insufficient funds from which to finance ongoing operating costs over the next 12 months and has insufficient working capital to fund any identified business acquisition and as such will require additional financing to accomplish the Company’s long-term strategic objectives.

The Company’s financial statements have been prepared in accordance with IFRS with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Expenses attributed to Emprise LP2017, a significant shareholder of the Company, can be summarized as follows:

	For the nine months ended March 31
	2021	2020
	$	$
Finance expense, interest on promissory notes	1,128	-

During the nine-month period ended March 31, 2021, the Company borrowed $60,000 from Emprise LP 2017, a related party, to fund working capital requirements through the issuance of the Note. The Note accrues interest at a simple rate of 12% per annum and is due on demand. The Note is unsecured. On October 23, 2020, $40,788 in principal and accrued interest was repaid.

On October 29, 2020, the Company closed a Placement for proceeds of $132,000 (See Share Capital section). Emprise LP 2017 was the sole subscriber to the Placement.

AUSTPRO ENERGY CORPORATION INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2021

SHARE CAPITAL

Authorized

Unlimited common shares without par value.

Shares issued and outstanding

Number of Common shares
Balance as at June 30, 2019 and June 30, 2020	13,737,580
Private placement	1,100,000
Balance as at March 31, 2021 and the date of this MD&A	14,837,580

On October 29, 2020, the Company closed a non-brokered private placement (the “Placement”) for proceeds of $132,000. This Placement consisted of 1,100,000 units (the “Units”) of the Company at a price of $0.12 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021.

Stock Options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Subject to a minimum exercise price of $0.05 per share, the exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

On December 5, 2018, the Company granted 1,300,000 stock options to directors, officers and a consultant of the Company. The stock options have an exercise price of $0.20 and a life of five years. The stock options vested immediately upon grant.

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted average Exercise Price
Balance, June 30, 2020, March 31, 2021, and the date of this MD&A	1,300,000	$0.20

As at the date of this MD&A, stock options outstanding and exercisable are as follows:

Grant Date	Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
December 5, 2018	1,300,000	$0.20	December 5, 2023	2.68
Total	1,300,000	$0.20		2.68

AUSTPRO ENERGY CORPORATION INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2021

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions may have a material effect on the fair value of the Company’s stock options. There were no stocks options granted during the nine months ended March 31, 2021.

Warrants

On October 29, 2020, as part of the Placement, the Company issued 1,100,000 share purchase warrants, with each warrant entitling the holder to acquire an additional common share at a price of $0.155 per share until October 29, 2021. These warrants had a $nil value based on the residual value method.

A summary of the Company’s warrant activity is as follows:

	Number of warrants	Weighted Average Exercise price
Balance, as at June 30, 2019	8,000,000	$0.06
Expired	(8,000,000)	$0.06
Balance, as at June 30, 2020	-	$-
Issued	1,100,000	$0.155
Balance, as at March 31, 2021 and the date of this MD&A	1,100,000	$0.155

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities and a promissory note. Cash and GST receivable are classified as amortized cost. Accounts payable and accrued liabilities and a promissory note are classified as amortized cost. The fair values of these financial instruments approximate their carrying values because of their short-term nature.

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

I.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2021, the Company had a cash balance of $2,553 (June 30, 2020 - $13,864) to settle current liabilities of $58,375 (June 30, 2020 - $86,735). All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at March 31, 2021, the Company has no sources of revenue to fund its operating expenditures or fund any identified business acquisition and as such will likely require additional financing to accomplish the Company’s long-term strategic objectives. Future funding may be obtained by means of issuing share capital, or debt financing. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern. On October 29, 2020, the Company closed a Placement for $132,000.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

However, despite the influx of capital, management feels additional funds will need to be raised in order to fund the Company for the next 12 months and to fund any identified business acquisition. Consequently, the Company is currently exposed to a material amount of liquidity risk.

II.	Credit risk

Credit risk is the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. As at March 31, 2021, the Company had $22,157 (June 30, 2020 - $16,355) in receivables due from the Government of Canada and as such the Company considers its credit risk to be low.

III.	Market Risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Interest rate risk

The Company considers it to have minimal exposure to interest rate risk as it has no interest-bearing investments, or debt with variable interest rates.

ii.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at March 31, 2021, the Company is not exposed to currency risk.

iii.	Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MARCH 31, 2021

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Uncertainty about these estimates, assumptions and judgments could result in outcomes that could require a material adjustment to the carrying amount of assets or liabilities in future years. Information about critical accounting estimates, assumptions and judgments are detailed in Note 3(b) of the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.